PIMCO Equity Series

Supplement Dated March 1, 2017 to the REALPATH Blend Funds
Prospectus dated October 31, 2016,
as supplemented from time to time (the Prospectus)

Disclosure Related to the PIMCO REALPATH Blend Income Fund,
PIMCO REALPATH Blend 2020 Fund, PIMCO REALPATH Blend 2025 Fund,
PIMCO REALPATH Blend 2030 Fund, PIMCO REALPATH Blend 2035 Fund, PIMCO REALPATH Blend 2040 Fund, PIMCO REALPATH Blend 2045 Fund, PIMCO REALPATH Blend 2050 Fund and PIMCO REALPATH Blend 2055 Fund (each, a Fund and together, the Funds)

IMPORTANT NOTICE REGARDING CHANGES IN THE FUNDS REALPATH BLEND
GLIDE PATH

On March 1, 2017, PIMCO Equity Series filed a supplement to the
REALPATH Blend Funds Prospectus, which reflects changes in the PIMCO REALPATH Blend Funds Glide Path in the Principal Investment Strategies section of each Funds Fund Summary, effective March 31, 2017. Supplement Dated March 1, 2017 to the REALPATH R Blend Funds Prospectus dated October, 31, 2016, as supplemented from time to time.